UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on August 6, 2024: Euroseas Ltd. Reports Results for the Six-Month Period and Quarter Ended June 30, 2024.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the succeeding three paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022 and the Company’s Registration Statement on Form F-3 (File No. 333-269066) filed with the Commission on December 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: August 6, 2024	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd.

Reports Results for the Six-Month Period and Quarter Ended June 30, 2024

Athens, Greece – August 6, 2024 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three- and six-month periods ended June 30, 2024.

Second Quarter 2024 Financial Highlights:

•

Total net revenues of $58.7 million. Net income of $40.7 million or $5.89 and $5.84 earnings per share basic and diluted, respectively. Adjusted net income1 for the period was $34.3 million or $4.95 and $4.92 per share basic and diluted.

•

Adjusted EBITDA1 was $42.3 million.

•

An average of 21.26 vessels were owned and operated during the second quarter of 2024 earning an average time charter equivalent rate of $31,639 per day.

•

Declared a quarterly dividend of $0.60 per share for the second quarter of 2024 payable on or about September 17, 2024, to shareholders of record on September 9, 2024, as part of the Company’s common stock dividend plan.

•

On July 19, 2024, the Company took delivery of its seventh newbuilding M/V “Pepi Star”, an eco 1,800 teu feeder containership from Hyundai Mipo Dockyard Co. in South Korea. The vessel is EEDI Phase 3 compliant and equipped with a Tier III engine and other sustainability linked features including installation of AMP (alternative maritime power). The acquisition was financed with a combination of own funds and a loan provided by Piraeus Bank S.A. Following its delivery, M/V “Pepi Star” commenced a twenty-three-to-twenty-five-month charter at a rate of $24,250 per day.

•

As of August 6, 2024, we have repurchased 400,705 shares of our common stock in open market transactions for $8.2 million, since the initiation of our share repurchase plan of up to $20 million announced in May 2022. The original share repurchase program of $20 million approved by the Board during 2022 and extended for a year during 2023, has been extended for another year.

First Half 2024 Financial Highlights:

•

Total net revenues of $105.4 million. Net income of $60.8 million or $8.77 and $8.71 earnings per share basic and diluted, respectively. Adjusted net income1 for the period was $52.8 million or $7.63 and $7.57 per share basic and diluted, respectively.

•

Adjusted EBITDA1 was $66.9 million.

•

An average of 20.43 vessels were owned and operated during the first half of 2024 earning an average time charter equivalent rate of $29,836 per day.

1 Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of Euroseas commented:

“We are very pleased to report our results for the second quarter of 2024 which are the best we recorded in recent years. Also, we are pleased to have welcomed through the second quarter and in early July 2024, four more of our nine vessel newbuilding program with the remaining two vessels scheduled to be delivered to us in January 2025.

“The second quarter was a good quarter for the containership markets, with charter rates continuing their increase and on average [more than doubling] over their levels at the end of 2023, a trend clearly evident in the charter rates and contract periods we secured for our own vessels. In July 2024, we saw market charter rates pausing their increase consolidating their levels, partly due to summer seasonality and partly to the evolving geopolitical scene.

“In the containership supply front, the challenges the market may face looking forward remain as there is a significant orderbook still to be delivered, at about 22% of the fleet down from a peak of about 30%, and, in addition, fleet capacity could be released if trade routes return to their end-2023 pattern, i.e. before Houthi attacks on Suez Canal crossing shipping forced liner companies to re-route their ships around Africa. To absorb such additional supply, the industry depends on demand for containerized trade continuing and, even, increasing and that, in turn, requires global economic growth and trades staying healthy. The anticipated interest rate cuts in the remaining of 2024 by central banks should contribute to the latter and it is a factor to watch for shipping demand prospects in the medium term as are government protectionist measures that may reduce trade.

“In any event, we believe that with charter coverage of about 75% over the next twelve months, we are sufficiently insulated from market developments. We hope that we will also be able to re-charter the few vessels opening up this year at levels around the current ones further strengthening our forward cover.  We, thus, focus on appropriately managing the cash flow our charter contracts generate. We continue returning funds to our shareholders via our dividend program offering an annual yield of about 6.5% at current share price levels and a share repurchase program as our stock trades below our net asset value. Furthermore, we are diligently looking for and evaluating accretive investment opportunities.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “Within the second quarter of 2024 the container charter market has improved as compared to the first quarter of the year. Our results for the second quarter of 2024 are significantly higher compared to the same period of 2023. This was the result of the higher average number of vessels operating (we operated 21.26 vessels during the second quarter of 2024 versus 17.95 vessels during the same period of last year) and the increased time charter equivalent rate our vessels earned during the second quarter of 2024 compared to the same period of last year. On a per-vessel-per-day basis, our vessels earned a 4.9% higher average charter rate in the second quarter of 2024 as compared to the same period of 2023. Our net revenues increased to $58.7 million in the second quarter of 2024 compared to $47.7 million during the same period of last year.

“Daily vessel operating expenses, including management fees but excluding drydocking costs, averaged $6,612 per vessel per day during the second quarter of 2024 as compared to $7,114 per vessel per day for the same quarter of last year, and $6,926 per vessel per day for the first half of 2024 as compared to $7,220 per vessel per day for the same period of 2023, reflecting a 7.1% and 4.1% decrease, respectively, which was attributable to the significantly lower daily operating costs of the six new building vessels delivered to the Company gradually within the past fourteen months. General and administrative expenses averaged $581 per vessel per day during the second quarter of 2024 as compared to $715 per vessel per day for the same quarter of last year, and $637 per vessel per day for the first half of 2024 as compared to $728 per vessel per day for the same period of 2023. The decrease is mainly due to the increased number of fleet calendar days within 2024 as compared to 2023 as the actual cost of the general and administrative expenses remained at the same levels in both periods.

“Adjusted EBITDA during the second quarter of 2024 was $42.3 million versus $30.6 million in the second quarter of last year, a nearly 40% increase. As of June 30, 2024, our outstanding debt (excluding the unamortized loan fees) was $208.1 million versus restricted and unrestricted cash of $76.3 million. As of the same date, our scheduled bank debt repayments over the next 12 months amounted to about $39.1 million (excluding the unamortized loan fees).”

Second Quarter 2024 Results:

For the second quarter of 2024, the Company reported total net revenues of $58.7 million representing a 23.1% increase over total net revenues of $47.7 million during the second quarter of 2023. This was a result of the increased time charter rates our vessels earned in the second quarter of 2024 compared to the same period of 2023, and the increase in the average number of vessels owned and operated in the second quarter of 2024 compared to the same period of 2023. On average, 21.26 vessels were owned and operated during the second quarter of 2024 earning an average time charter equivalent rate of $31,639 per day compared to 17.95 vessels in the same period of 2023 earning on average $30,151 per day. The Company reported a net income for the period of $40.7 million, as compared to a net income of $28.9 million, respectively, for the same period of 2023.

For the second quarter of 2024, a gain on bunkers from the sale of M/V “EM Astoria”, resulted in positive voyage expenses of $0.25 million. For the same period of 2023, voyage expenses amounted to $0.2 million, representing mainly owners’ expenses at certain ports.

Vessel operating expenses were $11.1 million in the second quarter of 2024 as compared to $10.3 million for the second quarter of 2023. The increase is due to the higher average number of vessels owned and operated in the second quarter of 2024 compared to the corresponding period of 2023, partly offset by the lower daily vessel operating expenses, mainly attributable to the significantly lower daily operating costs of the six new building vessels delivered to the Company gradually within the past fourteen months.

Depreciation expense for the second quarter of 2024 amounted to $6.8 million compared to $5.6 million for the same period of 2023 due to the increased number of vessels in the Company’s fleet.

Related party management fees for the second quarter of 2024 were also increased to $1.7 million from $1.3 million for the same period of 2023 due to the higher number of vessels in our fleet and the adjustment for inflation in the daily vessel management fee, effective from January 1, 2024, increasing it from 775 Euros to 810 Euros and the unfavorable movement of the euro/dollar exchange rate.

General and administrative expenses amounted to $1.1 million for the second quarter of 2024, remaining at the same levels of last year’s $1.2 million for the second quarter of 2023.

In the second quarter of 2024 two of our vessels completed their special survey with drydock. The first one entered the drydock yard within the previous quarter and completed the survey in the second quarter while the second one was performed during the quarter. The total cost of these surveys was $1.6 million. In the second quarter of 2023 none of our vessels was drydocked, with an amount of $0.4 million accounted for drydocking expenses incurred in relation to upcoming drydockings. The results of the Company for the second quarter of 2024 include a $5.7 million gain on sale of M/V “EM Astoria” that was completed in June 2024.

Total interest and other financing costs for the second quarter of 2024 amount to $3.5 million, of which $1.4 million relates to interest charged and capitalized in relation to our newbuilding program, compared to $2.4 million, of which $1.2 million relates to interest charged and capitalized in relation to our newbuilding program for the second quarter of 2023. This increase is due to the increased amount of debt and the increase in the weighted average benchmark rates of our bank loans in the current period compared to the same period of 2023.

For the three months ended June 30, 2024, the Company recognized a $0.1 million realized gain and a $0.02 million unrealized gain for a total of $0.1 million gain on its interest rate swap contracts. For the three months ended June 30, 2023, the Company recognized a $3.7 million realized gain and a $2.7 million unrealized loss for a total of $1.0 million net gain on its interest rate swap contracts.

Adjusted EBITDA for the second quarter of 2024 was $42.3 million compared to $30.6 million achieved during the second quarter of 2023.

Basic and diluted earnings per share for the second quarter of 2024 was $5.89 and $5.84, calculated on 6,923,331 basic and 6,978,682 diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $4.17 and $4.15, respectively, for the second quarter of 2023, calculated on 6,919,716 basic and 6,956,447 diluted weighted average number of shares outstanding.

Excluding the effect on the income of the unrealized loss / (gain) on derivatives, the gain on sale of a vessel, the amortization of below market time charters acquired and the vessel depreciation charged on portion of the consideration of vessels acquired with attached time charters allocated to below market time charters, the adjusted earnings for the quarter ended June 30, 2024 would have been $4.95 per share basic and $4.92 diluted, respectively, compared to adjusted earnings of $4.19 and $4.17 per share basic and diluted for the quarter ended June 30, 2023. Usually, security analysts do not include the above items in their published estimates of earnings per share.

First Half 2024 Results:

For the first half of 2024, the Company reported total net revenues of $105.4 million representing a 17.6% increase over total net revenues of $89.6 million during the first half of 2023. On average, the Company owned and operated 20.43 vessels during the first half of 2024, earning an average time charter equivalent rate of $29,836 per day. For the same period of 2023 the Company owned and operated 17.52 vessels that earned on average $29,714 per day. The Company reported a net income for the period of $60.8 million, as compared to a net income of $57.6 million, for the first half of 2023.

Voyage expenses for the first half of 2024 amounted to $0.8 million as compared to voyage expenses of $0.6 million for the same period of 2023. The increased amount of 2024 is mainly attributable to bunkers consumption by four of our vessels (M/V “Synergy Antwerp”, M/V “Synergy Oakland”, M/V “Synergy Keelung” and M/V “Marcos V”) during their drydock period partly offset by a gain on bunkers from the sale of M/V “EM Astoria”.

Vessel operating expenses for the first half of 2024 amounted to $22.5 million as compared to $20.1 million for the same period of 2023. The increase is due to the higher average number of vessels owned and operated in the first half of 2024 compared to the corresponding period of 2023 partly offset by the lower daily vessel operating expenses, mainly attributable to the significantly lower daily operating costs of the six new building vessels delivered to the Company gradually within the past fourteen months.

Depreciation expense for the first half of 2024 was $12.3 million compared to $10.9 million during the same period of 2023, due to the increased number of vessels in the Company’s fleet.

Related party management fees for the first half of 2024 increased to $3.3 million from $2.8 million for the same period of 2023 as a result of the higher number of vessels in our fleet and the adjustment for inflation in the daily vessel management fee, effective from January 1, 2024, increasing it from 775 Euros to 810 Euros.

General and administrative expenses amounted to $2.4 million for the first half of 2024, remaining at the same levels as compared to $2.3 million for the same period of 2023.

In the first half of 2024 four of our vessels completed their special survey with drydock for a total cost of approximately $7.2 million. In the same period of 2023 one of our vessels completed her special survey with drydock for a total cost of approximately $0.6 million, with an amount of $0.4 million accounted for drydocking expenses incurred in relation to upcoming drydockings.

In the first half of 2023, we had other operating income of $1.4 million. This operating income relates to loss of hire insurance for two of our vessels. The results of the Company for the first half of 2024 include a $5.7 million gain on sale of M/V “EM Astoria” that was completed in June 2024, while the results for the first half of 2023 include a $5.2 million gain on sale of M/V “Akinada Bridge” that was completed in January 2023.

Total interest and other financing costs for the first half of 2024 amount to $6.6 million, of which $2.7 million relates to interest charged and capitalized in relation to our newbuilding program, compared to $4.4, of which $2.3 million relate to interest charged and capitalized in relation to our newbuilding program for the same period of 2023. This increase is due to the increased amount of debt and the increase in the weighted average benchmark rates of our bank loans in the current period compared to the same period of 2023.

For the six months ended June 30, 2024 the Company recognized a $0.2 million realized gain and a $0.8 million unrealized gain for a total of $1.0 million gain on its interest rate swap contracts. For the six months ended June 30, 2023 the Company recognized a $4.0 million realized gain and a $3.3 million unrealized loss for a total of $0.7 million net gain on its interest rate swap contracts.

Adjusted EBITDA for the first half of 2024 was $66.9 million compared to $56.6 million achieved during the first half of 2023.

Basic and diluted earnings per share for the first half of 2024 was $8.77 calculated on 6,923,331 basic and $8.71, calculated on 6,973,973 diluted weighted average number of shares outstanding compared to basic and diluted earnings per share of $8.28 calculated on 6,958,748 basic and $8.25, calculated on 6,985,422 diluted weighted average number of shares outstanding, for the same period of 2023.

Excluding the effect on the income for the first half of the year of the unrealized loss / (gain) on derivatives, the gain on sale of vessel, the amortization of below market time charters acquired, the vessel depreciation charged on portion of the consideration of vessels acquired with attached time charters allocated to below market time charters, the adjusted earnings per share for the six-month period ended June 30, 2024 would have been $7.63 and $7.57, basic and diluted, respectively, compared to adjusted earnings per share of $7.29 basic and $7.26 diluted for the same period in 2023. As mentioned above, usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
MARCOS V(*)	Intermediate	72,968	6,350	2005	TC until Dec-24, then until Aug-25	$42,200 Option $15,000
SYNERGY BUSAN(*)	Intermediate	50,726	4,253	2009	TC until Dec-24	$25,000
SYNERGY ANTWERP(*)	Intermediate	50,726	4,253	2008	TC until Mar-25	$26,500
SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG(*)	Intermediate	50,969	4,253	2009	TC until Apr-25	$23,000
EMMANUEL P(*)	Intermediate	50,796	4,250	2005	TC until Apr-25	$21,000
RENA P(*)	Intermediate	50,796	4,250	2007	TC until Apr-25	$21,000
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-26	$19,000
GREGOS(*)	Feeder	37,237	2,800	2023	TC until Apr-26	$48,000
TERATAKI(*)	Feeder	37,237	2,800	2023	TC until Jul-26	$48,000
TENDER SOUL(*)	Feeder	37,237	2,800	2024	TC until Dec-24	$17,000
LEONIDAS Z(*)	Feeder	37,237	2,800	2024	TC until Mar-26	$20,000
EVRIDIKI G(*)	Feeder	34,677	2,556	2001	TC until Feb-25	$40,000
EM CORFU(*)	Feeder	34,654	2,556	2001	TC until Feb-25	$40,000
DIAMANTIS P(*)	Feeder	30,360	2,008	1998	TC until Oct-24	$27,000
STEPHANIA K(*)	Feeder	22,262	1,800	2024	TC until May-26	$22,000
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Aug-24, then until Feb-26	$29,500 $18,100
JONATHAN P(*)	Feeder	23,357	1,740	2006	TC until Sep-24	$26,662(**)
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until Feb-25	$13,000
JOANNA(+)	Feeder	22,301	1,732	1999	TC until Aug-24, then until Jan-26, then until Jun-26, then until Sep-26	$13,500 $19,000 $9,500 $16,500
MONICA(*)	Feeder	22,262	1,800	2024	TC until May-25	$16,000
PEPI STAR(*)	Feeder	22,262	1,800	2024	TC until Jun-26	$24,250
AEGEAN EXPRESS(*)	Feeder	18,581	1,439	1997	TC until Dec-24	$8,000
Total Container Carriers on the Water	23	846,172	67,073

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment	TCE Rate (4/day)
DEAR PANEL (H4251)	Feeder	37,237	2,800	Q1 2025
SYMEON P (H4252)	Feeder	37,237	2,800	Q1 2025
Total under construction	2	74,474	5,600

Note:

(*)

TC denotes time charter. Charter duration indicates the earliest redelivery date; All dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)

Rate is net of commissions (commissions are, typically, 5-6.25%).

Summary Fleet Data:

	Three months, ended June 30, 2023	Three months, ended June 30, 2024	Six months, ended June 30, 2023	Six months, ended June 30, 2024
FLEET DATA
Average number of vessels (1)	17.95	21.26	17.52	20.43
Calendar days for fleet (2)	1,632.0	1,936.0	3,171.0	3,720.0
Scheduled off-hire days incl. laid-up (3)	0.0	20.7	0.0	99.3
Available days for fleet (4) = (2) - (3)	1,632.0	1,915.3	3,171.0	3,620.7
Commercial off-hire days (5)	0.0	0.0	28.9	3.7
Operational off-hire days (6)	3.8	1.7	40.8	3.9
Voyage days for fleet (7) = (4) - (5) - (6)	1,628.2	1,913.6	3,101.3	3,613.1
Fleet utilization (8) = (7) / (4)	99.8%	99.9%	97.8%	99.8%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	99.1%	99.9%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.8%	99.9%	98.7%	99.9%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	30,151	31,639	29,714	29,836
Vessel operating expenses excl. drydocking expenses (12)	7,114	6,612	7,220	6,926
General and administrative expenses (13)	715	581	728	637
Total vessel operating expenses (14)	7,829	7,193	7,948	7,563
Drydocking expenses (15)	249	819	316	1,943

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up, vessels committed for sale or vessels that suffered unrepaired damages, are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up, or vessels that were committed for sale or suffered unrepaired damages.

(4) Available days. We define available days as the Calendar days in a period net of scheduled off-hire days as defined above. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue, if any, net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE, which is a non-GAAP measure, provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees are calculated by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expenses  are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. We calculated TVOE as the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Daily drydocking expenses is calculated by us by dividing drydocking expenses by the fleet calendar days for the relevant period. Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, August 06, 2024 at 10:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Euroseas” to the operator and/or conference ID 13748264.Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

 Audio Webcast ‐ Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available on the Company’s website. To listen to the archived audio file, visit our website http://www.euroseas.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation for the second quarter ended June 30, 2024, will also be available in PDF format minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2023	2024	2023	2024
	(unaudited)		(unaudited)
Revenues
Time charter revenue	49,311,751	60,288,976	92,771,677	108,583,615
Commissions	(1,616,162)	(1,564,390)	(3,139,471)	(3,140,655)
Net revenues	47,695,589	58,724,586	89,632,206	105,442,960

Operating expenses/(income)
Voyage expenses, net	219,540	(254,853)	619,286	783,280
Vessel operating expenses	10,298,601	11,136,326	20,142,818	22,508,405
Drydocking expenses	406,514	1,586,477	1,001,882	7,229,311
Vessel depreciation	5,616,645	6,820,674	10,888,582	12,262,011
Related party management fees	1,311,603	1,663,711	2,752,178	3,255,269
Other operating income	(139,511)	-	(1,429,511)	-
General and administrative expenses	1,167,359	1,125,719	2,308,006	2,368,216
Gain on sale of vessel	-	(5,690,794)	(5,158,370)	(5,690,794)
Total operating expenses	18,880,751	16,387,260	31,124,871	42,715,698

Operating income	28,814,838	42,337,326	58,507,335	62,727,262

Other (expenses) / income
Interest and other financing costs	(1,199,728)	(2,054,215)	(2,087,399)	(3,854,370)
Gain on derivatives, net	987,883	117,701	743,633	980,707
Foreign exchange gain / (loss), net	7,234	16,325	(27,436)	18,317
Interest income	265,434	331,422	496,782	878,816
Other income / (expenses), net	60,823	(1,588,767)	(874,420)	(1,976,530)
Net income	28,875,661	40,748,559	57,632,915	60,750,732
Weighted average number of shares, basic	6,919,716	6,923,331	6,958,748	6,923,331
Earnings per share, basic	4.17	5.89	8.28	8.77
Weighted average number of shares, diluted	6,956,447	6,978,682	6,985,422	6,973,973
Earnings per share, diluted	4.15	5.84	8.25	8.71

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2023	June 30, 2024

ASSETS
Current Assets:
Cash and cash equivalents	58,613,304	69,693,515
Trade accounts receivable, net	2,037,940	2,784,307
Other receivables	2,276,116	2,310,794
Inventories	2,538,342	2,760,241
Restricted cash	2,994	19,576
Prepaid expenses	502,833	779,277
Derivatives	-	181,395
Total current assets	65,971,529	78,529,105
Fixed assets:
Vessels, net	267,626,155	420,495,132
Long-term assets:
Advances for vessels under construction	85,375,650	41,534,072
Restricted cash	5,700,000	6,600,000
Derivatives	-	377,453
Total assets	424,673,334	547,535,762

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long-term bank loans, current portion	30,839,541	38,621,790
Trade accounts payable	5,746,510	6,995,424
Accrued expenses	1,856,615	2,761,516
Accrued dividends	105,250	212,925
Deferred revenue	11,275,911	4,097,692
Due to related company	1,298,941	928,371
Total current liabilities	51,187,810	53,617,718

Long-term liabilities:
Long-term bank loans, net of current portion	99,161,871	167,462,099
Derivatives	168,138	-
Other non-current liabilities	-	1,718,845
Fair value of below market time charters acquired	7,580,306	5,116,754
Total long-term liabilities	106,910,315	174,297,698
Total liabilities	158,098,125	227,915,416

Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 7,014,331 and 7,013,581, issued and outstanding)	210,430	210,408
Additional paid-in capital	258,434,237	259,145,380
Retained earnings	7,930,542	60,264,558
Total shareholders’ equity	266,575,209	319,620,346
Total liabilities and shareholders’ equity	424,673,334	547,535,762

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2024
	2023	2024

Cash flows from operating activities:
Net income	57,632,915	60,750,732
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	10,888,582	12,262,011
Amortization of deferred charges	192,381	250,136
Share-based compensation	680,294	711,120
Gain on sale of vessel	(5,158,370)	(5,690,794)
Unrealized (gain) / loss on derivatives	3,294,851	(783,028)
Amortization of fair value of below market time charters acquired	(7,637,224)	(2,463,552)
Changes in operating assets and liabilities	(93,621)	(5,640,294)
Net cash provided by operating activities	59,799,808	59,396,331

Cash flows from investing activities:
Cash paid for vessels under construction	(78,087,935)	(122,008,208)
Cash paid for vessel acquisitions and vessel improvements	(194,545)	(3,061,029)
Net proceeds from sale a vessel	10,100,598	10,146,400
Net cash used in investing activities	(68,181,882)	(114,922,837)

Cash flows from financing activities:
Cash paid for share repurchase	(2,206,846)	-
Dividends paid	(6,952,895)	(8,309,042)
Loan arrangement fees paid	(481,000)	(1,230,894)
Proceeds from long-term bank loans	52,000,000	94,000,000
Repayment of long-term bank loans	(27,145,000)	(16,936,765)
Offering expenses paid	(56,877)	-
Net cash provided by financing activities	15,157,382	67,523,299

Net increase in cash, cash equivalents and restricted cash	6,775,308	11,996,793
Cash, cash equivalents and restricted cash at beginning of period	31,438,506	64,316,298
Cash, cash equivalents and restricted cash at end of period	38,213,814	76,313,091

Cash breakdown

Cash and cash equivalents	31,841,476	69,693,515
Restricted cash, current	972,338	19,576
Restricted cash, long-term	5,400,000	6,600,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	38,213,814	76,313,091

Euroseas Ltd.

Reconciliation of Net income to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2023	Three Months Ended June 30, 2024	Six Months Ended June 30, 2023	Six Months Ended June 30, 2024
Net income	28,875,661	40,748,559	57,632,915	60,750,732
Interest and other financing costs, net (incl. interest income)	934,294	1,722,793	1,590,617	2,975,554
Vessel depreciation	5,616,645	6,820,674	10,888,582	12,262,011
Gain on sale of vessel	-	(5,690,794)	(5,158,370)	(5,690,794)
Gain on interest rate swap derivatives, net	(987,883)	(117,701)	(743,633)	(980,707)
Amortization of below market time charters acquired	(3,839,709)	(1,231,776)	(7,637,224)	(2,463,552)
Adjusted EBITDA	30,599,008	42,251,755	56,572,887	66,853,244

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net income before interest and other financing costs, income taxes, depreciation, gain on interest rate swap derivatives, net, gain on sale of vessel and amortization of below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of financial costs, gain on interest rate swaps, gain on sale of vessel, depreciation, and amortization of below market time charters acquired. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net income to Adjusted net income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended June 30, 2023	Three Months Ended June 30, 2024	Six Months Ended June 30, 2023	Six Months Ended June 30, 2024
Net income	28,875,661	40,748,559	57,632,915	60,750,732
Unrealized loss / (gain) on derivatives	2,693,251	(19,679)	3,294,851	(783,029)
Amortization of below market time charters acquired	(3,839,709)	(1,231,776)	(7,637,224)	(2,463,552)
Gain on sale of vessel	-	(5,690,794)	(5,158,370)	(5,690,794)
Vessel depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters	1,292,974	497,062	2,571,745	994,124
Adjusted net income	29,022,177	34,303,372	50,703,917	52,807,481
Adjusted earnings per share, basic	4.19	4.95	7.29	7.63
Weighted average number of shares, basic	6,919,716	6,923,331	6,958,748	6,923,331
Adjusted earnings per share, diluted	4.17	4.92	7.26	7.57
Weighted average number of shares, diluted	6,956,447	6,978,682	6,985,422	6,973,973

Adjusted net income and Adjusted earnings per share Reconciliation:

Euroseas Ltd. considers Adjusted net income to represent net income before unrealized  loss / (gain) on derivatives, gain on sale of vessel, amortization of below market time charters acquired, and vessel depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters. Adjusted net income and Adjusted earnings per share are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of the aforementioned items, which may significantly affect results of operations between periods.

Adjusted net income and Adjusted earnings per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP. The Company's definition of Adjusted net income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries. Adjusted net income and Adjusted earnings per share are not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 23 vessels, including 16 Feeder containerships and 7 Intermediate containerships. Euroseas 23 containerships have a cargo capacity of 67,073 teu. After the delivery of two feeder containership newbuildings in the first quarter of 2025, Euroseas’ fleet will consist of 25 vessels with a total carrying capacity of 72,673 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SK 02558 0005 11439172